Consolidated Financial Statements of

TITAN TRADING ANALYTICS INC.

(Unaudited)

Nine Months ended July 31, 2004

TITAN TRADING ANALYTICS INC. (Incorporated under the laws of British Columbia) Consolidated Balance Sheets (Canadian Dollars)

	July 31,	October 31,
	2004	2003
	(unaudited)	(audited)

Assets

Current assets:
Cash and cash equivalents	$10,166	$703
Goods and services tax receivable	10,418	10,615
Deferred share issuance cost	10,000	-
	30,584	11,318

Advances to related party, non-interest bearing	33,735	-

Property and equipment	15,260	5,010

	$79,579	$16,328

Liabilities and Shareholders' Deficiency

Current liabilities:
Accounts payable and accrued liabilities	$69,707	$35,946
Salaries payable	45,000	-
Advances from related parties, non-interest bearing	129,334	188,384
Share subscription deposits	225,200	-

	469,241	224,330

Share capital	3,839,938	3,715,938

Contributed surplus	151,500	-

Deficit	(4,381,100)	(3,923,940)

	(389,662)	(208,002)

	$79,579	$16,328

On behalf of the Board:

"Kenneth W. Powell"	Director

"Michael Gossland"	Director

See accompanying notes

TITAN TRADING ANALYTICS INC. Consolidated Statements of Operations and Deficit (unaudited) (Canadian Dollars)

	Three Months ended		Nine Months ended
	July 31,		July 31,
	2004	2003	2004	2003

Revenue:
Software and subscription sales	$-	$-	$-	$2,598

Expenses:
Advertising, marketing and promotion	3,547	-	6,662	1,136
Amortization	1,675	323	2,569	1,051
Bank charges and interest	35	84	379	382
Internet services	5,815	-	6,907	-
Management and consulting fees	37,500	43,500	145,008	88,650
Office and miscellaneous	481	1,204	3,628	4,572
Professional fees	27,973	4,954	44,537	10,744
Rent	-	-	11,738	-
Salaries and benefits	15,000	-	45,000	869
Shareholder communications	4,828	1,231	16,079	11,209
Travel	15,906	-	23,153	652
	112,760	51,296	305,660	119,265

Loss before the following	(112,760)	(51,296)	(305,660)	(116,667)

Stock based compensation	22,000	-	151,500	-

Net loss for the period	(134,760)	(51,296)	(457,160)	(116,667)

Deficit, beginning of period	(4,246,340)	(3,827,174)	(3,923,940)	(3,761,803)

Deficit, end of period	$(4,381,100)	$(3,878,470)	$(4,381,100)	$(3,878,470)

Basic and diluted net loss per share	$0.01	$0.01	$0.04	$0.01

Weighted average number of
common shares outstanding	11,052,966	9,812,966	10,277,119	9,812,966

See accompanying notes

TITAN TRADING ANALYTICS INC. Consolidated Statements of Cash Flows (unaudited) (Canadian Dollars)

	Three Months ended		Nine Months ended
	July 31,		July 31,
	2004	2003	2004	2003

Operating activities
Net loss for the period	$(134,760)	$(51,296)	$(457,160)	$(116,667)

Items not involving cash:
Amortization	1,675	323	2,569	1,051
Stock based compensation	22,000	-	151,500	-

	(111,085)	(50,973)	(303,091)	(115,616)

Net changes in non-cash
working capital balances	62,292	3,772	78,958	(6,106)

	(48,793)	(47,201)	(224,133)	(121,722)

Financing activities
Share subscription deposits	31,000	-	225,200	-
Issuance of share capital	-	-	124,000	-
Deferred share issuance costs	-	-	(10,000)	-
Advances to related party	(20,261)	-	(33,735)	-
Advances (repayment) from related parties	7,501	47,192	(59,050)	122,254

	18,240	47,192	246,415	122,254

Investing activities
Acquisition of property and equipment	(10,920)	-	(12,819)	-

(Decrease) increase in cash and	(41,473)	(9)	9,463	532
cash equivalents

Cash and cash equivalents,
beginning of period	51,639	1,360	703	819

Cash and cash equivalents,
end of period	$10,166	$1,351	$10,166	$1,351

See accompanying notes

TITAN TRADING ANALYTICS INC. Notes to Consolidated Financial Statements Nine months ended July 31, 2004 (unaudited)

1.	Basis of Presentation

These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been omitted. These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended October 31, 2003 and should be read in conjunction with those financial statements. Certain comparative figures have been reclassified to conform with financial statement presentation adopted for the current year.

2.	Going Concern

The financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, has a working capital deficiency of $213,457 (excluding share subscription deposits) and a shareholders' deficiency of $389,662.

Management has evaluated the Company's alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, completing new private placements, obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2004, however, management can provide no assurance with regard thereto.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

3.	Share Capital

Authorized

100,000,000 common shares without par value

Issued
	Number of Shares	Amount
Balance, October 31, 2003	9,812,966	$3,715,938
Issued pursuant to a private placement	1,240,000	124,000
Balance, July 31, 2004	11,052,966	$3,839,938

During the period, pursuant to a private placement, the company offered the issuance of 2,452,000 units for aggregate proceeds of $245,200. Each unit consists of one common share and one two-year common share purchase warrant entitling the holder to purchase an additional common share for $0.12 per share.

TITAN TRADING ANALYTICS INC. Notes to Consolidated Financial Statements Nine months ended July 31, 2004 (unaudited)

3.	Share Capital (continued)

TSX Venture Exchange approval for 1,240,000 of the 2,452,000 units was received and on March 16, 2004 1,240,000 common shares and common share purchase warrants were issued for aggregate proceeds of $124,000. The common share purchase warrants entitle the holder to purchase one common share of the company for $0.12 per share until expiry March 16, 2006.

The remaining 1,212,000 units, representing $121,200, were approved for issuance by the shareholders at the Company's annual general meeting held on April 30, 2004 and by the TSX Venture Exchange on August 30, 2004. The shares have not yet been issued therefore the subscription proceeds relating to these units are reflected on the balance sheet as share subscription deposits. The common share purchase warrants attached to these shares entitle the holder to purchase one common share of the company for $0.12 per share until expiry August 30, 2006.

During the period, the Company engaged in a private placement consisting of 693,333 units at $0.15 per unit, for aggregate proceeds of $104,000. Each unit consists of one common share and one one-year common share purchase warrant entitling the holder to purchase an additional common share for $0.20 per share. TSX Venture exchange approval is pending therefore the subscription proceeds relating to these units is reflected on the balance sheet as share subscription deposits.

Shares Held in Escrow

2,850,000 common shares issued in 1996 are currently held in escrow. Release from escrow is based upon the policies of the TSX Venture Exchange and the passage of time.

Stock Options

Options to purchase common shares have been issued pursuant to a share option plan. Under the plan, the Company may grant options for up to 20% of the issued common shares. The exercise price of each option may be discounted up to 25% from the market price of the Company's common shares on the date of grant. Options granted under the plan may not exceed five years and vest at terms to be determined by the directors at the time of grant.

	Number of Options	Exercise Price	Expiry Date

Balance, October 31, 2003	360,000	$0.25	Jan 2006

Options cancelled	(360,000)	0.25	Jan 2006
Options granted	200,000	0.12	May 2006
Options granted	1,850,000	0.10	Dec 2008
Options cancelled	(300,000)	0.10	Dec 2008

Balance, July 31, 2004	1,750,000

All of the Company's outstanding share options are exercisable as at July 31, 2004.

During the period the Company recorded stock based compensation expense and contributed surplus in the amount of $151,500 relating to options granted on December 22, 2003 and May 10, 2004. The compensation expense for the December 22, 2003 options has been determined based on the fair value of 1,850,000 options at the grant date ($0.07 per option), such fair value estimated using the Black-Scholes option-pricing model applied using assumptions considered reasonable in management's estimate. The risk free rate used was 2.75%, the expected volatility was 183%, which was based on prior trading activity of the Company's shares, and the expected life of the options was 1.5 years. The compensation expense for the May 10, 2004 options has been determined based on the fair value of 200,000 options at the grant date ($0.11 per option), such fair value estimated using the Black-Scholes option-pricing model applied using assumptions considered reasonable in management's estimate. The risk free rate used was 2.94%, the expected volatility was 135%, which was based on prior trading activity of the Company's shares, and the expected life of the options was 2 years.

TITAN TRADING ANALYTICS INC. Schedule "B" Nine months ended July 31, 2004 (unaudited)

1.	Related Party Transactions Expenses include the following transactions with officers, directors and related individuals:

	Nine months ended
	July 31,
	2004	2003

Management and consulting fees	$115,520	$61,150

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Advances to a related party represent advances to a company controlled by a director. The advances are unsecured and non-interest bearing.

Advances from related parties represent advances from a shareholder and a director of the Company. The advances are unsecured, non-interest bearing, and have no fixed terms of repayment.

2.	Directors and Officers

List of current directors and officers:

	Dr. Kenneth W. Powell	President and Director

	Michael Gossland	Secretary and Director

	Phillip S. Carrozza II	Director

TITAN TRADING ANALYTICS INC. Schedule "C" Nine months ended July 31, 2004 (unaudited)

Nature of Business
Titan Trading Analytics Inc. ("Titan" or the "Company") is a financial software developer that has developed market timing, trading analytics and automated trading execution software. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993. In June 2003 Titan acquired rights to certain automated trading and analytic software (the "Technology") from Cignal Technologies LLC and has developed an automated trading platform using and further developing the Technology. Titan currently has two distinct trading products in its line-up, each of which is now beginning to establish a real-world track record to demonstrate its potential as a revenue source. Titan holds an exclusive use license and a third party revenue interest in the Technology and plans to exploit the Technology and Titan's wholly owned proprietary software in two ways:

1.	by establishing a profitable trading operation; and

2.	by marketing and licensing software to third parties.

Liquidity and Going Concern Risk
As at July 31, 2004, Titan had cash and current assets totalling $30,584 as compared to $11,318 at its prior fiscal year and had negative working capital of $213,457 (excluding share subscription deposits) as compared to $213,012 at October 31, 2003.

On September 24, 2004, Titan announced the restructuring of a private placement previously announced on June 29, 2004, where Titan is offering units at a purchase price of $0.15 per unit. Each unit will consist of one common share and one common share purchase warrant. Each warrant is exercisable for $0.20 for the first year after the date of issuance and is exercisable for $0.25 during the next year. The maximum amount to be raised under the private placement is $800,000.

Titan remains in need of additional funding to finance its ongoing working capital requirements. In the event that the Company is unable to obtain additional financing, this would have a material adverse effect on the future development of the Company.

Results of Operations
Titan incurred a net loss of $457,160 for the nine months ended July 31, 2004 as compared to a loss of $116,667 for the comparative period in 2003. The increase in net loss in the current period is primarily due to the fact that in the comparative period the Company had halted software development activities while it reorganized its affairs and management. The increase in net loss in the current period is largely due to a $151,500 stock based compensation charge relating to stock options granted in the current period, an increase in management and consulting fees of $56,358 a majority of which relates to software development, an $11,738 expense for the rental of an additional development office in the United States, a $6,907 internet services expense for the testing and execution of trading software, an increase in travel expenses of $22,501 primarily relating to increased software development and promotion activities, an increase in professional fees of $33,793 due to new filing requirements in the United States as a result of registering the Company on the US Bulletin Board, and an administrative salary of $45,000 charged in the current period.

Management
As at July 31, 2004, Titan's Board of Directors consisted of Dr. Kenneth Powell acting as President and CEO of the Company, Mr. Michael Gossland acting as Director of Software Development and Corporate Secretary and Mr. Phillip Carrozza acting as Director of US Trading Operations.

During the nine months ended July 31, 2004, the Company paid management and consulting fees of $115,520 to directors of the Company.

Investor Relations
No investor relations activities were undertaken by or on behalf of the Company during the period.